SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

[redacted]

04014559

CM 12/29

SEC FILE NUMBER
8- 34448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~DBA~~ Financial West Group Financial West Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2663 Townsgate Road
(No. and Street)

Westlake Village, CA 91361
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene C. Valentine 805-497-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
DEC 30 2004
THOMSON FINANCIAL

Lederman, Zeidler, Gray & Co
9107 Wilshire Blvd. #260
Beverly Hills, CA 90210

(Address) State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene C. Valentine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Group, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Gene C. Valentine
CEO

Title

Notary Public

PATTIE FISCHER
Commission # 1391044
Notary Public - California
Ventura County
My Comm. Expires Jan 7, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial
West
Group

2663 Townsgate Road
Westlake Village, CA 91361
(805) 497-9222 • Fax: (805) 495-9935
http://www.fwg.com

NASD Regulation
300 S. Grand Ave. #1600
Los Angeles, CA 90071

December 17, 2004

Attention: David Anderson, NASD District 2 Supervisor

Dear Mr. Anderson,

We are responding to your letter dated December 14, 2004 (copy enclosed).

In error, we sent out the oath and affirmation page without a notary stamp. We apologize for this oversight. Enclosed please find a new completed Part III Facing Page, with a notary stamp.

Your letter also requested an itemized explanation of the $10,305 difference in net capital between the original and amended filings of the FOCUS IIA reports for the period ending September 30, 2004. The net capital shown on the unaudited FOCUS was $413,866, and the net capital shown on the audited FOCUS was $424,171. Please see an itemized explanation below.

Item	Effect On Net Capital
Reduction of accrued commission receivable and payable	(29,681)
Decrease in discretionary pension payable	277
Reduction of accrued expense	724
Adjust taxes payable per CPA calculation	38,832
Resulting Change In Concentration Haircuts	153
Total effect on Net Capital:	Increase by 10,305

If you need any additional information, please give us a call.

Sincerely,

Edward Price
President

Cc. SEC Pacific Regional Office
SEC Washington DC Office

December 14, 2004

Ed Price
President
Financial West Group
2663 Townsgate Road
Westlake Village, CA 91361

Dear Mr. Price:

This acknowledges receipt of your September 30, 2004 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. The Oath and Affirmation page did not contain a notary stamp; and,

2. There was no itemized explanation of the $10,305 auditor's adjustment between the original and amended filings of the FOCUS IIA reports for the period ending September 30, 2004.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter upon receipt or on or before December 21, 2004. If you have any questions, please contact Maurrell Taylor at 213-613-2630.

Sincerely,

David Anderson
Supervisor

Enclosure

cc: Cindy Wong, Asst. Regional Dir., SEC, 5670 Wilshire Blvd., 11th Floor, LA, 90036
Lederman, Zeidler, Gray & Co., 9107 Wilshire Bl. #260, Beverly Hills, CA 90210